Exhibit 99.2

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC

www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies

Notice of Articles

BUSINESS CORPORATIONS ACT	CAROL PREST

This Notice of Articles was issued by the Registrar on: July 8, 2019 02:07 PM Pacific Time

Incorporation Number:	BC1215533

Recognition Date and Time:	Incorporated on July 8, 2019 02:07 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

BESPOKE CAPITAL ACQUISITION CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:

SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:

SUITE 2600, THREE BENTALL CENTRE	SUITE 2600, THREE BENTALL CENTRE
595 BURRARD STREET, P.O. BOX 49314	595 BURRARD STREET, P.O. BOX 49314
VANCOUVER BC V7X 1L3	VANCOUVER BC V7X 1L3
CANADA	CANADA

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DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Caldini, Peter

Mailing Address:	Delivery Address:

Last Name, First Name, Middle Name:
Berner, Rob

Mailing Address:	Delivery Address:

Last Name, First Name, Middle Name:
Starkey, Ian

Mailing Address:	Delivery Address:

Last Name, First Name, Middle Name:
Harms, Mark

Mailing Address:	Delivery Address:

Last Name, First Name, Middle Name:
Walsh, Paul

Mailing Address:	Delivery Address:

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Class B Shares	Without Par Value

Without Special Rights or Restrictions attached

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